

10032106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
AUG 27 2010
WASH D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-42201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mewbourne Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3901 S. Broadway
(No. and Street)

Tyler,	Texas	75701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl, Suite 200	Dallas,	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Roe Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mewbourne Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GLENDA F. KLINE
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2011
NOTARY PUBLIC
STATE OF TEXAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193
SECTION

Mewbourne Securities, Inc.

Statement of Financial Condition
and Supplemental Information
Filed Pursuant to SEC Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
Year Ended June 30, 2010

BDO


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193
SECTION

Mewbourne Securities, Inc.

Statement of Financial Condition and Supplemental Information Filed Pursuant to SEC Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934

Year ended June 30, 2010

Mewbourne Securities, Inc.

Table of Contents



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

Board of Directors
Mewbourne Securities, Inc.
Tyler, Texas

We have audited the accompanying statement of financial condition of Mewbourne Securities, Inc. (the Company), a wholly-owned subsidiary of Mewbourne Holdings, Inc., as of June 30, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
August 20, 2010

Mewbourne Securities, Inc.

Statement of Financial Condition

June 30,		2010
Assets		
Cash	$	55,360
Marketable securities		10,668
Total assets	$	66,028
Liabilities and Stockholder's Equity		
Accounts payable, affiliate	$	1,219
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized issued and outstanding		10
Additional paid-in capital		344,881
Deficit		(280,082)
Total stockholder's equity		64,809
Total liabilities and stockholder's equity	$	66,028

See accompanying notes to financial statements.

Mewbourne Securities, Inc.

Statement of Operations

Year ended June 30,		2010
Revenue		
Unrealized loss on investments	$	(2,118)
Expenses		
Registration fees		19,590
Office services		5,153
Professional services		16,113
Other taxes		800
Administrative and general		140
Insurance		301
SIPC fees		300
Total expenses		42,397
Net loss	$	(44,515)

See accompanying notes to financial statements.

Mewbourne Securities, Inc.

Statement of Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at June 30, 2009	1,000	$ 10	$ 294,881	$ (235,567)	$ 59,324
Capital contributions	-	-	50,000	-	50,000
Net loss	-	-	-	(44,515)	(44,515)
Balance at June 30, 2010	1,000	$ 10	$ 344,881	$ (280,082)	$ 64,809

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended June 30,		2010
Cash flows from operating activities		
Net loss	$	(44,515)
Loss on investments		2,118
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable, affiliates		179
Net cash used in operating activities		(42,218)
Cash flows from financing activities		
Capital contributions		50,000
Net cash provided by financing activities		50,000
Increase in cash and cash equivalents		7,782
Cash, beginning of year		47,578
Cash, end of year	$	55,360

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization - Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees in performing this function.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - The investment in NASDAQ common stock is shown as marketable securities in the accompanying Statement of Financial Condition and is classified as trading. Accordingly, such securities are carried at fair value. In accordance with the provision of Rule 15c3-1, unrealized holding gains related to these securities have been included in the computation of net capital as defined.

Subsequent Events - In the preparation of its financial statements, the Company considered subsequent events through August 20, 2010, which was the date the Company's financial statements were available to be issued.

Recent Accounting Pronouncements – In June 2009, FASB Accounting Standards Codification™ (the "Codification") became the single source of authoritative US Generally Accepted Accounting Principles ("US GAAP"), other than guidance that is issued by the Securities and Exchange Commission. The Codification did not create any new US GAAP standards but incorporated existing accounting and reporting standards into a

new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards ("SFAS"), Emerging Issues Task Force ("EITF"), FASB Staff Position ("FSP"), etc.

Authoritative standards included in the Codification are designated by their Accounting Standards Codification ("ASC") topical reference, and new standards will be designated as Accounting Standards Updates ("ASU"), with a year and assigned sequence number. The adoption of the ASC did not have any impact on the Company's consolidated financial statements. However, references to specific accounting standards in the footnotes to the consolidated financial statements have been changed to refer to the appropriate sections of the ASC.

2. Income Taxes

The Company is included in MHI's consolidated federal income tax return. Current income tax expense is calculated on a current basis at the MHI (consolidated) level and then allocated to the Company based on the ratio of its respective taxable income to the aggregate taxable income of all entities in the consolidated group that have taxable income. The Company reimburses MHI for its share of allocated taxes, but receives no reimbursement from MHI related to its allocated share of tax benefits. No deferred taxes are provided.

3. Fair Value Measurements

Effective July 1, 2008, we adopted ASC 820 Fair Value Measurements (formerly SFAS 157), which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs are

quoted prices (unadjusted) in active markets for identical assets or liabilities. All of the Partnership's marketable securities fall into Level 1 and consist of NASDAQ common stock valued using quoted market prices at June 30, 2010.

4. Net Capital Requirements

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2010 the Company had net capital of $63,108 (as defined) and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2010 approximated .02:1. The Company is required to maintain a net capital ratio of 15:1 or less.

The Company handled no customer securities or accounts during the period ended June 30, 2010, and accordingly is not subject to the requirements under SEC rule 15c3-3.

5. Related Party Transactions

Mewbourne Oil Company (MOC), an affiliate, provides a variety of services to the Company. MOC charges the Company for overhead reimbursements as well as accounting and other office services. Such charges in the amount of $5,153 are classified as office services on the accompanying Statement of Operations.

Accounts Payable, affiliate, at June 30, 2010, consisted entirely of reimbursements owed to MOC for expenses MOC paid on behalf of the Company.

6. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended June 30, 2010. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

7. Financial Condition and Liquidity

The Company has historically generated operating losses and its activities have not provided the cash necessary to fund its operations or its financing and investing activities. As a result, the Company has been dependent upon MHI to contribute the capital

necessary to fund its operations and its financing and investing activities.

Management of the Company believes that it has sufficient cash on hand at June 30, 2010 to fund its operations and its financing and investing activities through June 30, 2011 without any additional capital contribution from MHI. In addition, although there is no legal or contractual requirement for it to do so, MHI has reaffirmed its ability and intent to provide additional capital contributions to the Company through at least June 30, 2011 if necessary.



Supplemental Schedule



Mewbourne Securities, Inc.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2010

Net Capital:		Amount
Total stockholder's equity	$	64,809
Net capital before haircuts		64,809
Haircut on security position		(1,700)
Net capital		63,109
Less net capital requirement		(5,000)
Excess net capital	$	58,109
Aggregate indebtedness	$	1,219
Ratio of aggregate indebtedness to net capital		2%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Registered Public Accounting Firm's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Mewbourne Securities, Inc.
Tyler, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the Company), a wholly owned subsidiary of Mewbourne Holdings, Inc., as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determine compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the SEC's objective.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
August 20, 2010